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                            August 6, 2021

       Brooke E. Carillo
       Chief Financial Officer
       Redwood Trust, Inc.
       One Belvedere Place, Suite 300
       Mill Valley, CA 94941

                                                        Re: Redwood Trust, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K
                                                            Filed February 26,
2021 and April 28, 2021
                                                            File No. 001-13759

       Dear Ms. Carillo:

               We have reviewed your July 30, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 19, 2021 letter.

       Correspondence dated July 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Differences between Estimated Total Taxable Income and GAAP Income, page
83

   1. We note your responses to prior comments 1 and 2. We are unable to concur with your conclusion that the
measures presented are outside of the definition of a    non-GAAP
                                                        financial measure    as
defined in Item 10(e)(5) of Regulation S-K, and therefore not subject to the
provisions described in Item 10(e)(1)(i) of Regulation S-K and the cited
                                                        Compliance and
Disclosure Interpretations. As such, in future filings please revise your disclosures related to
REIT taxable income and total taxable income (both in the aggregate and on a per-share
basis) in order to comply with the requirements of Item 10(e) of
                                                        Regulation S-K and
Regulation G.
 Brooke E. Carillo
Redwood Trust, Inc.
August 6, 2021
Page 2

       You may contact William Demarest, Staff Accountant at 202-551-3432 or
Isaac
Esquivel, Staff Accountant at 202-551-3395 if you have any questions.



                                                        Sincerely,
FirstName LastNameBrooke E. Carillo
                                                        Division of Corporation
Finance
Comapany NameRedwood Trust, Inc.
                                                        Office of Real Estate &
Construction
August 6, 2021 Page 2
cc:       Redwood Trust, Inc. SEC Notices
FirstName LastName